SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)[1]

Pet DRx Corporation
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

715813101
(CUSIP Number)

Zubeen Shroff	Merrill A. Ulmer, Esq.
Galen Partners	Ropes & Gray LLP
680 Washington Boulevard, 11th Fl.	1211 Avenue of the Americas
Stamford, CT 06901	New York, NY 10036
Tel. (212) 218-4990	Tel. (212) 596-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

_________________________

1 remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 715813101

1)	Name of Reporting Person:	Claudius IV, L.L.C.
I.R.S. Identification No. of Above Person, if an Entity:		80-0036714
2)		Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)		SEC Use Only
4)		Source of Funds	Not Applicable
5)		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	Not Applicable
6)		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	8,992,926 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	8,992,926 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)		Aggregate Amount Beneficially Owned By Each Reporting Person	8,992,926 shares of Common Stock*
12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)		Percent of Class Represented by Amount in Row (11)	32.4%*
14)		Type of Reporting Person	OO

* includes shares issuable upon exercise of warrants and conversion of notes and is based on 23,660,460 shares of Common Stock outstanding as of March 23, 2009, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2008 filed with the Commission on April 30, 2009

CUSIP No. 715813101

1)	Name of Reporting Person:	Galen Partners IV, L.P.
I.R.S. Identification No. of Above Person, if an Entity:		02-0545037
2)		Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)		SEC Use Only
4)		Source of Funds	Not Applicable
5)		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	Not Applicable
6)		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	8,992,926 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	8,992,926 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)		Aggregate Amount Beneficially Owned By Each Reporting Person	8,992,926 shares of Common Stock*
12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)		Percent of Class Represented by Amount in Row (11)	32.4%*
14)		Type of Reporting Person	OO

*includes shares issuable upon exercise of warrants and conversion of notes and is based on 23,660,460 shares of Common Stock outstanding as of March 23, 2009, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2008 filed with the Commission on April 30, 2009

CUSIP No. 715813101

1)	Name of Reporting Person:	Galen Partners International IV, L.P.
I.R.S. Identification No. of Above Person, if an Entity:		13-4221160
2)		Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)		SEC Use Only
4)		Source of Funds	Not Applicable
5)		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	Not Applicable
6)		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	661,854 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	661,854 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)		Aggregate Amount Beneficially Owned By Each Reporting Person	661,854 shares of Common Stock*
12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)		Percent of Class Represented by Amount in Row (11)	2.8%*
14)		Type of Reporting Person	PN

*includes shares issuable upon exercise of warrants and conversion of notes and is based on 23,660,460 shares of Common Stock outstanding as of March 23, 2009, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2008 filed with the Commission on April 30, 2009

CUSIP No. 715813101

1)	Name of Reporting Person:	Galen Employee Fund IV, L.P.
I.R.S. Identification No. of Above Person, if an Entity:		90-0009284
2)		Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)		SEC Use Only
4)		Source of Funds	Not Applicable
5)		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	Not Applicable
6)		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	12,842 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	12,842 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)		Aggregate Amount Beneficially Owned By Each Reporting Person	12,842 shares of Common Stock*
12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)		Percent of Class Represented by Amount in Row (11)	less than 0.1%*
14)		Type of Reporting Person	PN

*includes shares issuable upon exercise of warrants and conversion of notes and is based on 23,660,460 shares of Common Stock outstanding as of March 23, 2009, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2008 filed with the Commission on April 30, 2009

CUSIP No. 715813101

Amendment No. 2 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2008 and Amendment No. 1 thereto filed on January 30, 2009 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The cover pages to this Amendment No. 2 to the Schedule 13D restate the holdings of each Reporting Person as reported in Amendment No. 1 to the Schedule 13D, and this Amendment No. 2 is being filed solely to confirm that as of the date hereof the Reporting Persons remain subject to reporting on Schedule 13D with respect to their respective holdings of securities of the Issuer. On February 17, 2009 a Schedule 13G was filed with the Commission on behalf of the Reporting Persons (as well as Bruce F. Wesson and Wesson Enterprises, Inc.) with respect to their respective holdings of securities of the Issuer, however such Schedule 13G was filed in error and was not intended to reflect a position that the Reporting Persons are subject to reporting on Schedule 13G with respect to their respective holdings of securities of the Issuer.

CUSIP No. 715813101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAUDIUS IV, LLC
By:	/s/ Stacey L. Bauer
Attorney-in-Fact

GALEN PARTNERS IV, L.P.
By:	Claudius IV, LLC, its General Partner

By:	/s/ Stacey L. Bauer
Attorney-in-Fact

GALEN PARTNERS INTERNATIONAL IV, L.P.
By:	Claudius IV, LLC, its General Partner

By:	/s/ Stacey L. Bauer
Attorney-in-Fact

GALEN EMPLOYEE FUND IV, L.P.
By:	Wesson Enterprises, Inc., its General Partner

By:	/s/ Stacey L. Bauer
Attorney-in-Fact

Dated:	May 13, 2009